HECO Exhibit 12

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2007	2006	2005	2004	2003
(dollars in thousands)

Fixed charges
Total interest charges	$53,268	$52,563	$49,408	$49,588	$44,341
Interest component of rentals	2,250	1,863	1,311	909	820
Pretax preferred stock dividend requirements of subsidiaries	1,438	1,467	1,461	1,459	1,430
Preferred securities distributions of trust subsidiaries	—	—	—	—	7,675

Total fixed charges	$56,956	$55,893	$52,180	$51,956	$54,266

Earnings
Income before preferred stock dividends of HECO	$53,236	$76,027	$73,882	$82,257	$79,991
Fixed charges, as shown	56,956	55,893	52,180	51,956	54,266
Income taxes (see note below)	30,937	46,440	44,623	49,479	49,824
Allowance for borrowed funds used during construction	(2,552)	(2,879)	(2,020)	(2,542)	(1,914)

Earnings available for fixed charges	$138,577	$175,481	$168,665	$181,150	$182,167

Ratio of earnings to fixed charges	2.43	3.14	3.23	3.49	3.36

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$34,126	$47,381	$45,029	$50,059	$50,175
Income tax benefit relating to results from nonregulated activities	(3,189)	(941)	(406)	(580)	(351)

	$30,937	$46,440	$44,623	$49,479	$49,824